

Stanley

Furniture Company, Inc.

ANNUAL REPORT 2010

One company. Two product lines.






The company's adult product line is marketed under the Stanley Furniture brand featuring a diversified product portfolio positioned for value at the entry level to the luxury segment of the wood residential market. Stanley Furniture products feature fashionable designs from all major style categories, artisanal finishes, heirloom quality craftsmanship and a wide assortment of items reaching into each room of the today's upscale homes.

Stanley FURNITURE








The company's infant and youth product line is marketed under the Young America brand. An industry leader in finish and style options, Young America demonstrates to today's consumer its commitment to child safety through product and indoor air quality certifications surpassing those of any other brand. The Young America brand's products are Made in the USA, assuring the consumer of safety, quality and quick delivery across a wide array of choices.


youngAmerica
MADE IN THE USA



To Our Owners:

We enter 2011 a new company. The largest restructuring effort in our history is almost complete and we emerge positioned to return to profitability. The decisions made and changes endured during the economic downturn—and especially in 2010—hallmark the company's shift in operational strategy that we believe will allow us to meet the demands of a new marketplace.

Our view of the industry's "new normal" is benchmarked as usual by the demand drivers for premium wood residential furniture: housing and consumer confidence. Most indicators point to the possibility of a long, slow recovery in our industry. However, we believe the execution of the plan we announced last May offers us the opportunity to reach operating profitability at some point in the second half of 2011.

The changes we succeeded in making, during our industry's worst downturn since the Great Depression, are noteworthy as we believe they position the Company for future success:

- The Company's two branded product lines now utilize distinct operational models. Each model is specifically tailored to address the demand drivers for premium wood residential furniture.
    - Our adult furniture brand, Stanley Furniture, is now made completely offshore since we ceased manufacturing in our Stanleytown facility late last year. We are the most important customer to a minimal number of smaller, specialty manufacturers in southeast Asia. Style and finish are the key points of product differentiation in the luxury residential wood furniture market. Our overseas associates are experts in these areas. Our partner vendors deliver these product features at a tremendous value to our customer.
    - Our infant/youth furniture brand, Young America, is now manufactured domestically in one facility of our own where proximity to market and production control appropriately position us to differentiate our products from competition through customization, selection, quick delivery and the ability to provide parents assurance of safe, healthy products for their child.
- We have recruited new members at both the executive and Board levels to join our team of talented, dedicated professionals where youth is combined with experience. Success from both manufacturing and service companies unrelated to furniture is paired with industry veterans from inside and outside the Company.
- We are now a debt free company. After a successful rights offering, the completion of two real estate transactions, the sale of machinery and equipment no longer needed in our new operational model and prudent cash management, we repaid our lender and believe we are well positioned to execute our strategy, as well as weather remaining storms associated with our economy's struggling recovery.



After a year of restructuring the business to create the plan, establish the team and secure the resources needed, we look forward to returning the business to profitability by focusing on the following five areas:



1. **Continuing to develop our two branded product lines.** For the Stanley Furniture brand, high level of artisanal craftsmanship incorporated into each production piece offers the consumer exceptional fashion at accessible retail price points. Our piece of the luxury segment of the market can grow, even in a stagnant demand environment. For Young America, salient product features that carry an emotional appeal to parents, like safety, create the impetus for consumers to trade up to something more than a commodity purchase.

2. **Becoming an efficient domestic manufacturer of the Young America brand.** Cost reductions, engineering improvements, product innovation, inventory and lead-time reductions and an overall smarter approach to making furniture are keys to return to profitability.

3. **Improving not just the quality of our products, but also the information that supports our products.** Certainly high quality is expected at premium prices. In addition, advancements in logistics, demand planning and scheduling provide for a quality customer experience. Investments in human resources and information technology will make us an easier company with which to do business.

4. **Opening new channels of distribution.** The way in which our consumer shops continues to change. We do not believe a singular, vertical model of distribution for premium wood residential furniture is the right approach for us. We continue to be known as a leading style resource to the trade. But beyond design, improving operational efficiencies makes our products a better value in the marketplace. This opens new doors through which we grow revenues and become more important to emerging and more profitable channels.

5. **Marketing what differentiates us.** Setting both brands apart from competition will build awareness and the brand equity needed to accompany the changes we have undergone through our operational restructuring. Marketing helps our field sales representatives, our retailers and our consumers identify the true value of their purchases. We believe promoting what differentiates us is essential to thrive within the luxury segment since demand for our industry's products is so often driven by only price.



Our near-term outlook on consumer demand for products in our segment remains unfavorable. While we have not yet seen the recovery in our economy necessary to support the industry's return to steady growth, your management team and Board of Directors have worked hard through a difficult 2010, and I believe we are now positioned to return to profitability. Your participation in our rights offering as well as your patience and confidence throughout our restructuring period is appreciated. As a result of our restructuring efforts, we believe the Company can now capitalize on opportunities ahead.

Sincerely,

Glenn Prillaman
President & Chief Executive Officer
Stanley Furniture Company, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K


Received SEC
MAR 2 1 2011
Washington, DC 20549

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Commission file number 0-14938

STANLEY FURNITURE COMPANY, INC.
(Exact name of Registrant as specified in its Charter)

Delaware	54-1272589
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1641 Fairystone Park Highway, Stanleytown, VA 24168
(Address of principal executive offices, Zip Code)

Registrant's telephone number, including area code: (276) 627-2010
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.02 per share	Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ( ) No (x)

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: Yes ( ) No (x)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes (x) No ( )

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.504 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ( ) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( )

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act, (check one):
Large accelerated filer ( ) Accelerated filer () Non-accelerated filer (x) Smaller reporting company ( )
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ( ) No (x)

Aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant based on the closing price on June 30, 2010: $40 million.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock as of January 29, 2011:

Common Stock, par value $.02 per share	14,344,679
(Class of Common Stock)	Number of Shares

Documents incorporated by reference: Portions of the Registrant's Proxy Statement for our Annual Meeting of Stockholders scheduled for April 27, 2011 are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

General

We are a leading designer, manufacturer and importer of residential wood furniture exclusively targeted at the premium price range. We offer two major product lines diversifying us across all major style and product categories within the premium price range. Our adult furniture product line carries the Stanley Furniture brand and Young America is our infant and youth furniture brand. Our product depth and extensive style selection makes us a complete wood furniture resource for retailers in the premium price range. We have established a broad distribution network that includes independent furniture stores, interior designers, smaller specialty retailers, regional furniture chains, buying clubs and e-tailers. To support this network of customers and to cater to the specific factors which drive consumer demand for our two branded product lines, we have implemented two distinct operating strategies. A domestic manufacturing model supports Young America, while an offshore sourcing model serves the demands of the Stanley Furniture customer.

Products and Styles

Our adult product line, Stanley Furniture, is marketed as luxury home furnishings with selections including dining, bedroom, home office, home entertainment, and accent items. We believe the end consumer for these products is typically a mature, affluent consumer with a larger home. Our infant and youth product line is marketed as Young America with product characteristics designed to provide children a safe, healthy indoor environment and offer parents the ability to customize with color options and make an investment in furniture that grows with the child from crib to college and beyond. The typical consumer purchasing Young America is between the ages of 25 and 40. However, grandparents are often involved in the purchase.

We believe that the diversity of our product lines enables us to anticipate and respond quickly to changing consumer preferences and provides retailers a complete wood furniture resource in the premium price range. We believe that our products represent good value and that the quality and design of our furniture combined with our broad selection and dependable service differentiates our products in the marketplace.

We provide products in a variety of woods and finishes. Our products are designed to appeal to a broad range of consumer tastes in the premium segment and cover all major style categories including traditional, continental, contemporary, transitional and cottage designs.

We continually design and develop new styles to replace those discontinued and, if desired, to expand our product lines. Our product design process begins with marketing personnel identifying customer preferences and marketplace trends and conceptualizing product ideas. A variety of sketches are produced, usually by company designers, from which prototype furniture pieces are built prior to full-scale production. We consult with our marketing and operations personnel, independent sales representatives and selected customers throughout this process and introduce our new product designs primarily at the fall and spring international furniture markets.

Distribution

We have developed a broad domestic and international customer base and sell our furniture through independent sales representatives to independent furniture stores, interior designers, smaller specialty retailers, regional furniture chains, buying clubs and e-tailers. We believe this broad network reduces exposure to fluctuations in regional economic conditions and allows us to capitalize on emerging channels of distribution. We offer tailored marketing programs to address each channel of distribution.

The general marketing practice followed in the furniture industry is to exhibit products at international and regional furniture markets. In the spring and fall of each year, a furniture market is held in High Point, North Carolina, which is attended by the majority of our retail customer base and is regarded by most of the industry as the most important international market. We utilize showroom space at this market to introduce new products, increase retail placements of existing products and test ideas for future products.

We sold product to approximately 2,600 customers during 2010, and approximately 10% of our sales in 2010 were to international customers compared to 8% in 2009. No single customer accounted for more than 10% of our sales in 2010. No material part of the business is dependent upon a single customer, the loss of which would have a material effect on our business. The loss of several major customers could have a material impact on our business.

Manufacturing and Offshore Sourcing

In 2010, we transformed our manufacturing and sourcing strategy for each of our product lines. This transformation, we believe, better aligns the operations and associated cost structures with the driving forces of demand for each line.

Young America

In 2010, we continued our efforts to position the Young America product line as the trusted brand for child safety, broad selection (including color options), quick delivery, environmental commitment, and quality to better differentiate our infant and youth products in the marketplace. To support this initiative we began moving the production of those items previously purchased offshore (primarily beds and cribs) to our domestic facilities in the fourth quarter of 2009. In the last quarter of 2010, we completed the consolidation of all Young America manufacturing into our Robbinsville, North Carolina facility.

Domestic manufacturing supports our product and distribution strategy allowing us to drive continuous improvement in product safety, quality and customer service, while offering maximum choice and customization with minimum inventory. Our domestic manufacturing strategy includes:

- Smaller, more frequent and cost-effective production runs,
- Standardized engineering philosophy to improve quality and lower cost,
- Identification and elimination of manufacturing bottlenecks and waste,
- Use of cellular manufacturing in the production of components, and
- Improvement of our relationships with suppliers by establishing primary suppliers.

In addition, a key element of our manufacturing practices is to involve all personnel, from hourly associates to management, in the improvement of the manufacturing processes by encouraging and responding to ideas to improve quality and to reduce manufacturing lead times.

Stanley Furniture

We ceased manufacturing at our Stanleytown, Virginia facility in December 2010 completing the transformation of the Stanley Furniture product line to a completely sourced operations model.

We are subject to the usual risk inherent in importing products manufactured abroad, including, but not limited to, supply disruptions and delays, currency exchange rate fluctuations, economic and political developments and instability, as well as the laws, policies and actions of foreign governments and the United States affecting trade, including tariffs.

Our Stanley Furniture product line is being imported from a minimal number of smaller, specialized furniture manufacturers in Southeast Asia, primarily in Indonesia and Vietnam. A sudden disruption in our supply chain from any of our strategic vendors could significantly compromise our ability to fill customers orders. If a disruption were to occur, we believe we would have sufficient inventory to meet demand for approximately three to four months. We believe that we could source any impacted products from other strategic suppliers but could potentially experience service gaps and short-term increases in cost.

We enter into standard purchase arrangements with certain overseas suppliers for finished goods inventory to support our Stanley Furniture product line. The terms of these arrangements are customary for our industry and do not contain any long-term purchase obligations. We generally negotiate firm pricing with our foreign suppliers in U.S. Dollars for a term of one year. We accept exposure to exchange rate movement after this period and do not use any derivative instruments to manage currency risk. We generally expect to reflect any substantial price increases from these suppliers in the price we charge for these goods.

Warehousing and Delivery

We warehouse Young America products in our manufacturing facility in North Carolina and lease two warehouse facilities in Virginia to support the Stanley Furniture product line. We consider our facilities to be generally modern, well equipped and well maintained.

Production of our two product lines is scheduled based upon both actual and anticipated orders. To support our service objectives, we plan to maintain a higher inventory of imported products compared to those manufactured domestically. We ship the majority of Young America orders within 30 days from receipt of order and the majority of Stanley Furniture product line orders within 60 days from receipt of order. Therefore, the size of our backlog is not necessarily indicative of our long-term operations. Our backlog of unshipped orders was $11.0 million at December 31, 2010 and $15.6 million at December 31, 2009.

Raw Materials

The principal materials used in our domestic manufacturing include lumber, veneers, plywood, particle board, hardware, glue, finishing materials, glass products, laminates, and metals. We use two main species of lumber: poplar and maple. Domestic lumber availability and prices fluctuate over time based primarily on supply and demand.

Our five largest raw material suppliers accounted for approximately 49% of our purchases in 2010. We believe we keep adequate inventory of lumber and other supplies to maintain production levels. We believe that our sources of supply for these materials are adequate and that we are not dependent on any one supplier.

Competition

The furniture industry is highly competitive and includes a large number of competitors, none of which dominates the market. In addition, competition has significantly increased as the industry's worldwide manufacturing capacity remains highly underutilized due to a lack of demand driven by the effects of the ongoing economic recession. Significant manufacturing capacity was added during the housing boom our economy experienced pre-recession. This excess capacity has created intense price competition as industry participants attempt to generate sales to better utilize their manufacturing capacity. The vast majority of our competitors own manufacturing facilities or source finished goods from suppliers in China, Vietnam, and Indonesia.

The markets in which we compete include a large number of relatively small manufacturers. However, certain competitors have substantially greater sales volumes and financial resources compared to us. Competitive factors in the premium price range include design, quality, service, selection, price, and for our Young America product line, child safety. We believe the changes to our operational strategy, long-standing customer relationships and customer responsiveness, consistent support of high-quality and diverse product lines, and our mixture of youth and experience in our management team are competitive advantages.

Associates

At December 31, 2010, we employed approximately 650 associates. We consider our relationship with our associates to be good and none of our associates are represented by a labor union.

Trademarks

Our trade names represent many years of continued business, and we believe these names are well recognized and associated with excellent quality and styling in the furniture industry. We own a number of trademarks and design patents, none of which are considered to be material.

Governmental Regulations

We are subject to federal, state and local laws and regulations in the areas of safety, health and environmental protection. Compliance with these laws and regulations has not in the past had any material effect on our earnings, capital expenditures or competitive position. However, the impact of such compliance in the future cannot be predicted. We believe that we are in material compliance with applicable federal, state and local safety, health and environmental regulations.

Forward-Looking Statements

Certain statements made in this report are not based on historical facts, but are forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "believes," "estimates," "expects," "may," "will," "should," or "anticipates," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. These statements reflect our reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include our success in profitably producing Young America products in our domestic manufacturing facility, disruptions in offshore sourcing including those arising from supply or distribution disruptions or those arising from changes in political, economic and social conditions, as well as laws and regulations, in countries from which we source products, international trade policies of the United States and countries from which we source products, our success in transitioning our adult product line to offshore vendors, the inability to raise prices in response to inflation and increasing costs, lower sales due to worsening of current economic conditions, the cyclical nature of the furniture industry, failure to anticipate or respond to changes in consumer tastes and fashions in a timely manner, business failures or loss of large customers, competition in the furniture industry including competition from lower-cost foreign manufacturers, the inability to obtain sufficient quantities of quality raw materials in a timely manner, environmental, health, and safety compliance costs, and extended business interruption at our manufacturing facility. In addition, we have made certain forward looking statements with respect to payments we expect to receive under the Continued Dumping and Subsidy Offset Act, which are subject to the risks and uncertainties described in our discussion of those payments that may cause the actual payments to differ materially from those in the forward looking statements. Any forward-looking statement speaks only as of the date of this filing, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.

Available Information

Our principal Internet address is www.stanleyfurniture.com. We make available free of charge on this web site our annual, quarterly and current reports, and amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

In addition, you may request a copy of these filings (excluding exhibits) at no cost by writing, telephoning, faxing or e-mailing us at the following address, telephone number, fax number or e-mail address.

Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
Stanleytown, Virginia 24168
Attention: Mr. Micah S. Goldstein
Telephone: 276-627-2565
Fax: 276-629-5114
Or e-mail your request to: Investor@Stanleyfurniture.com

Item 1A. Risk Factors

Our results of operations and financial condition can be adversely affected by numerous risks. You should carefully consider the risk factors detailed below in conjunction with the other information contained in this document. Should any of these risks actually materialize, our business, financial condition and future prospects could be negatively impacted.

Our strategy to transition Young America Products (infant and youth furniture) to our domestic manufacturing facilities has, and will in the near term, increase operating expenses. If we are not successful in the implementation of this strategy, we may continue to experience significant disruptions to our operations that may result in a decline in revenues in addition to a continued increase in operating expenses.

We believe our decision to bring all Young America production back to our domestic manufacturing facility was necessary to regain control of the entire production process so that we can reposition Young America as the trusted children's furniture brand for safety, broad selection, quick delivery and commitment to environmentally conscious production. This transition has increased operating expenses due to the disruption caused by the transition of approximately one-third of our Young America product line from offshore sourcing to our domestic manufacturing facility. We expect the long-term benefit to be beneficial as we distinguish our Young America product line from the competition in the marketplace. If we are unsuccessful in implementing this strategy, we may continue to experience significant disruptions in our operations that may result in a decline in revenues in addition to a continued increase in operating expenses.

As a result of our reliance on foreign sourcing:

- **Our ability to service customers could be adversely affected and result in lower sales and earnings.**

  Our supply of goods could be interrupted for a variety of reasons. A natural disaster or other causes of physical damage to any one of our sourcing factories could interrupt production for an extended period of time. Our sourcing partners may not supply goods that meet our manufacturing, quality or safety specifications, in a timely manner and at an acceptable price. We may reject goods that do not meet our specifications, requiring us to find alternative sourcing arrangements at a higher cost, or may force us to discontinue the product. Also, delivery of goods from our foreign sourcing partners may be delayed for reasons not typically encountered with domestic manufacturing or sourcing, such as shipment delays caused by customs or labor issues.

- **Changes in political, economic and social conditions, as well as laws and regulations, in the countries from which we source products could adversely affect us.**

  Foreign sourcing is subject to political and social instability in countries where our sourcing partners are located. This could make it more difficult for us to service our customers. Also, significant fluctuations of foreign exchange rates against the value of the U.S. dollar could increase costs and decrease earnings. In addition, an outbreak of the avian flu or similar epidemic in Asia or elsewhere may lower our sales and earnings by disrupting our supply chain in the countries impacted.

- **International trade policies of the United States and countries from which we source products could adversely affect us.**

  Imposition of trade sanctions relating to imports, taxes, import duties and other charges on imports could increase our costs and decrease our earnings.

We may experience a decrease in revenues, as well as asset impairment or other charges, if our strategy to transition Young America products to our domestic manufacturing is not successful.

If we do not achieve operating efficiencies sufficient to profitably manufacture our Young America product line domestically, or if our marketing strategy for this product line is unsuccessful, we would need to reposition our Young America product line, consider closing our Robbinsville facility and transitioning manufacture of Young America products to other sources. In this event, we could experience a decrease in revenues, as well as asset impairment or other restructuring charges. In addition, if any of these actions are necessary, they could affect our ability to meet product demand which may in turn negatively impact customer relations and result in loss of market share.

We may not be able to maintain or to raise prices in response to inflation and increasing costs.

Future market and competitive pressures may prohibit us from raising prices to offset increased costs from our sourcing partners, raw material costs, freight costs and other inflationary items. This could lower our earnings.

We may not be able to sustain sales, earnings and liquidity levels due to economic downturns.

The furniture industry historically has been cyclical in nature and has fluctuated with economic cycles including the current economic recession. During economic downturns, the furniture industry tends to experience longer periods of recession and greater declines than the general economy. We believe that the industry is significantly influenced by economic conditions generally and particularly by housing activity, consumer confidence, the level of personal discretionary spending, demographics and credit availability. These factors not only affect the ultimate consumer, but also impact furniture retailers, which are our primary customers. As a result, a worsening of current conditions could further lower our sales and earnings and impact our liquidity. In addition, the current economic recession may result in permanent changes in consumer preferences and behavior which could result in a contraction of our market segment resulting in lower sales and earnings levels for the long term which would also adversely impact our liquidity.

Failure to anticipate or respond to changes in consumer tastes and fashions in a timely manner could result in a decrease in our sales and earnings.

Residential furniture is a highly styled product and is subject to rapidly changing consumer trends and tastes. If we are unable to predict or respond to changes in these trends and tastes in a timely manner, we may lose sales and have to sell excess inventory at reduced prices. This could lower our sales and earnings.

Business failures, or the loss, of large customers could result in a decrease in our future sales and earnings.

Although we have no customers that individually represent 10% or more of our total annual sales, the possibility of business failures, or the loss, of large customers could result in a decrease of our future sales and earnings. Lost sales may be difficult to replace and any amounts owed to us may become uncollectible.

We may not be able to sustain current sales and earnings due to the actions and strength of our competitors.

The furniture industry is very competitive and fragmented. We compete with many domestic and foreign manufacturers. Competition from foreign producers has increased dramatically in recent years, with most residential wood furniture sold in the United States now coming from imports. These foreign producers typically have lower selling prices due to their lower operating costs. Some competitors have greater financial resources than we have and often offer extensively advertised, well-recognized, branded products. As a result, we are continually subject to the risk of losing market share, which may lower our sales and earnings.

We may not be able to obtain sufficient quantities of quality raw materials in a timely manner, which could result in a decrease in our sales and earnings.

Because we are dependent on outside suppliers for all of our raw material needs, we must obtain sufficient quantities of quality raw materials from our suppliers at acceptable prices and in a timely manner. We have no long-term supply contracts with our key suppliers. Unfavorable fluctuations in the price, quality and availability of these raw materials could negatively affect our ability to meet demands of our customers and could result in a decrease in our sales and earnings.

Future cost of compliance with environmental, safety and health regulations could reduce our earnings.

We are subject to federal, state and local laws and regulations in the areas of safety, health and environmental protection. The timing and ultimate magnitude of costs for compliance with environmental, health and safety regulations are difficult to predict and could reduce our earnings.

Extended business interruption at our manufacturing facility could result in reduced sales.

Furniture manufacturing creates large amounts of highly flammable wood dust. Additionally, we utilize other highly flammable materials such as varnishes and solvents in our manufacturing processes and are therefore subject to the risk of losses arising from explosions and fires. Our inability to fill customer orders during an extended business interruption could negatively impact existing customer relationships resulting in the loss of market share.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Set forth below is certain information with respect to our principal properties. We believe that all these properties are well maintained and in good condition. All of our production and warehousing facilities are equipped with automatic sprinkler systems and modern fire protection equipment, which we believe are adequate. All facilities set forth below are active and operational. Production capacity and extent of utilization of our facilities are difficult to quantify, and in 2010 we operated our facilities at levels significantly below their estimated capacity.

Location	Primary Use	Approximate Facility Size (Square Feet)	Owned or Leased
Stanleytown, VA	Warehouse and Corporate Headquarters	950,000	Leased
Robbinsville, NC	Manufacturing/Warehouse	562,100	Owned
Martinsville, VA	Warehouse	300,000	Leased
High Point, NC	Showroom	51,000	Leased

Item 3. Legal Proceedings

In the normal course of business, we are involved in claims and lawsuits none of which currently, in our opinion, will have a material adverse affect on our consolidated financial statements.

Item 4. (Removed and Reserved)

Executive Officers of the Registrant

Our executive officers and their ages as of February 5, 2011 are as follows:

Name	Age	Position
Glenn Prillaman	39	President and Chief Executive Officer
Micah S. Goldstein	40	Chief Operating and Financial Officer

Glenn Prillaman has been President and Chief Executive Officer since February 2010. Mr. Prillaman was President and Chief Operating Officer from August 2009 until February 2010. He was our Executive Vice President – Marketing and Sales from September 2008 until August 2009. He held the position of Senior Vice President – Marketing and Sales from September 2006 until September 2008 and was our Senior Vice President – Marketing/Sales – Young America® from August 2003 to September 2006. Mr. Prillaman held various management positions in product development from June 1999 to August 2003. He is the son of Albert L. Prillaman, a director of the company.

Micah S. Goldstein has been Chief Operating Officer since August 2010 and has also served as Chief Financial Officer since December 2010. From January 2006 until August 2010, Mr. Goldstein was President and Chief Executive Officer of Bri-Mar Manufacturing, LLC, a manufacturer of hydraulic equipment trailers.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is quoted on the Nasdaq Stock Market ("Nasdaq") under the symbol **STLY.** The table below sets forth the high and low sales prices per share, for the periods indicated, as reported by Nasdaq.

	2010			2009		
	High	**Low**	**Dividends Paid**	High	Low	Dividends Paid
First Quarter	**$11.12**	**$7.50**	**-**	$ 8.59	$6.50	-
Second Quarter	**11.14**	**4.01**	**-**	11.10	7.08	-
Third Quarter	**4.29**	**3.35**	**-**	13.48	9.69	-
Fourth Quarter.....................	**4.00**	**2.98**	**-**	11.01	7.13	-

As of January 20, 2011, we have approximately 2,300 beneficial stockholders. On January 28, 2009, our Board of Directors voted to suspend quarterly cash dividend payments. Our dividend policy and the decision to suspend dividend payments is subject to review and revision by the Board of Directors and any future payments will depend upon our financial condition, our capital requirements and earnings, as well as other factors the Board of Directors may deem relevant.

Performance Graph

The following graph compares cumulative total stockholder return for our company with a broad performance indicator, the Nasdaq Market index (an industry index) and a Peer group index for the period from December 31, 2005 to December 31, 2010.


COMPARISON OF CUMULATIVE TOTAL RETURN (1)
STANLEY FURNITURE COMPANY INC.,
$140
$120
$100
$80
$60
$40
$20
$0
DOLLARS
2005
2006
2007
2008
2009
2010
Stanley Furniture Company, Inc.
NASDAQ Market Index (2)
Custom Peer Group (3)

(1) The graph shows the cumulative total return on $100 invested at the market close on December 31, 2005, the last trading day in 2005, in common stock or the specified index, including reinvestments of dividends.
(2) Nasdaq Market Index as prepared by Morningstar, Inc.
(3) Peer group Index as prepared by Morningstar, Inc. consists of SIC Code 2511 Wood Household Furniture Index and SIC Code 2512 Wood Household Furniture, Upholstered. At January 18, 2011, Morningstar, Inc. reported that these two indexes consisted of Chromcraft Revington, Inc., Ethan Allen Interiors, Inc., Flexsteel Industries, Inc., Furniture Brands International, Inc., Hooker Furniture Corporation, Industrie Natuzzi, Keller Manufacturing Company, Inc., Kimball International, Inc., Krause's Furniture Inc., La-Z-Boy, Inc., Luxor Industrial, Mobile Presence Technologies Inc., Rowe Companies, Sunstates Corporation, Virco Manufacturing Corporation, and Stanley Furniture Company, Inc.

Equity Compensation Plan Information

The following table summarizes our equity compensation plans as of December 31, 2010:

	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	2,093,654	$8.91	374,334

Item 6. Selected Financial Data

	Years Ended December 31,				
	2010	2009 (3)	2008 (3)	2007 (3)	2006 (3)
	(in thousands, except per share data)				
Income Statement Data:					
Net sales	**$137,012**	$160,451	$226,522	$282,847	$307,547
Cost of sales (1)	**153,115**	158,695	197,995	240,932	248,703
Gross profit (loss)	**(16,103)**	1,756	28,527	41,915	58,844
Selling, general and administrative expenses (2)	**20,625**	26,666	32,375	34,578	36,115
Goodwill impairment charge	**9,072**				
Pension plan termination charge				6,605	
Operating income (loss)	**(45,800)**	(24,910)	(3,848)	732	22,729
Income from Continued Dumping and Subsidy Offset Act, net	**1,556**	9,340	11,485	10,429	4,419
Other income, net	**25**	160	308	265	297
Interest expense, net	**3,534**	3,703	3,211	2,679	1,710
Income (loss) before income taxes	**(47,753)**	(19,113)	4,734	8,747	25,735
Income taxes (benefit)	**(3,963)**	(7,362)	998	2,845	8,954
Net income (loss)	**$(43,790)**	$ (11,751)	$ 3,736	$ 5,902	$ 16,781
Basic Earnings (loss) Per Share:					
Net income (loss)	**$ (4.11)**	$ (1.14)	$ .36	$ .56	$ 1.44
Weighted average shares	**10,650**	10,332	10,332	10,478	11,649
Diluted Earnings (loss) Per Share:					
Net income (loss)	**$ (4.11)**	$ (1.14)	$ .36	$ .55	$ 1.41
Weighted average shares	**10,650**	10,332	10,332	10,677	11,924
Cash dividends paid per share	**$**	$	$ .40	$ .40	$ .32
Balance Sheet and Other Data:					
Cash	**$ 25,532**	$ 41,827	$ 44,013	$ 31,648	$ 6,269
Inventories	**25,695**	37,225	47,344	58,086	59,364
Working capital	**52,769**	87,277	97,059	91,852	72,036
Total assets	**88,396**	150,462	165,871	173,731	162,678
Long-term debt including current maturities		27,857	29,286	30,714	8,571
Stockholders' equity	**61,795**	92,847	103,108	102,851	109,647
Capital expenditures	**$ 857**	$ 2,621	$ 2,261	$ 3,951	$ 4,196
Stock repurchases:					
Shares				639	1,423
Total cost				$ 13,557	$ 33,576

(1) Included in cost of sales in 2010 is $10.4 million for accelerated depreciation and restructuring and related charges for the conversion of our Stanleytown manufacturing facility to a warehouse and distribution center. Included in cost of sales in 2009 is $5.2 million for restructuring and related charges for a warehouse consolidation, elimination of certain positions, and a write-down of inventories. Included in cost of sales in 2008 is $5.9 million for the consolidation of two manufacturing facilities into one. Included in cost of sales in 2007 is $3.6 million for the conversion of a manufacturing facility to a warehouse operation.

(2) Included in selling, general and administrative expenses in 2009 is $876 thousand and in 2008 is $1.4 million of restructuring charges.

(3) Amounts reflect the reclassification of costs to warehouse and prepare goods for shipping to customers from selling, general and administrative expenses to cost of sales to conform to the 2010 presentation. These expenses amounted to $3.7 million in 2009, $4.1 million in 2008, $5.0 million in 2007 and $6.0 million in 2006. These reclassifications had no affect on our reported net income or loss.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and Notes.

Overview

Significant declines in housing activity, consumer confidence and disposable income have led to depressed consumer demand for residential furniture. This slowdown began in late 2005 for the residential furniture industry and intensified in recent years as weakness spread to the broader U.S. economy and beyond. As a result, our revenues fell from $333.6 million in 2005 to $137.0 million in 2010 and we recorded significant losses in 2009 and 2010.

In response to these deteriorating industry conditions, we took several significant steps to lower our cost structure from 2007 through 2009 as follows:

- In late 2007, we consolidated production from our Martinsville, Virginia facility into our Stanleytown, Virginia facility. In 2008, we converted the Martinsville facility into a warehouse. This improved our asset utilization and production efficiencies at the Stanleytown facility and lowered our costs by eliminating leased warehouse space. The related pre-tax restructuring cost was $3.8 million ($3.6 million in 2007 and $249,000 in 2008).

- In 2008, we consolidated two manufacturing facilities into one, eliminated certain positions and offered a voluntary early retirement incentive. We incurred pre-tax restructuring charges of $7.3 million ($7.1 million in 2008 and $216,000 in 2009) related to these actions.

- In 2009, pre-tax restructuring charges of $6.1 million were incurred for three major items. A warehouse consolidation represented about $2 million pre-tax. We ceased operations at our former Lexington, North Carolina warehouse facility and this real estate was sold in early 2010. We eliminated approximately 25% of our salaried positions through a combination of early-retirement incentives and layoffs resulting in about $2 million of pre-tax charges. The remainder of about $2 million pre-tax restructuring expense was due to a write-down of inventories as a result of reducing the number of items offered in our adult product line by discontinuing certain slow moving items.

- In the second half of 2009, we began implementing a strategy to differentiate our Young America product line that led us to move the production of those items we purchased offshore to our domestic facilities. These items were primarily youth beds and cribs. This transition began in late 2009 and our Young America nursery and youth product line is now exclusively manufactured in our Robbinsville, North Carolina facility, except for certain component SKU's of nominal value.

- We suspended cash dividend payments in 2009, providing annual cash savings of approximately $4 million.

We continued to evaluate our manufacturing capacity needs considering offshore sourcing opportunities, current and anticipated demand for our products, overall market conditions, the overhead expenses associated with the Stanleytown manufacturing operation, and other factors we considered relevant in early 2010. We concluded that current demand in our price segment results in a unit volume below that necessary to profitably operate a facility the size of our Stanleytown, Virginia facility. Accordingly, in May 2010 we announced a major restructuring plan that we believe will eventually return our company to profitability. This plan included the following major components:

- From May through December 2010, we transitioned the majority of the manufacturing of the Stanley Furniture product line from our Stanleytown, Virginia facility to several strategic offshore vendors with whom we already had established working relationships. We ceased manufacturing operations at the Stanleytown facility in December 2010. A portion of this facility is now being used as a warehousing and distribution center for the Stanley Furniture product line, and our corporate office.

- We have retained a domestic assembly and finish process at our Martinsville, Virginia location to continue offering multiple finish options on certain items in the Stanley Furniture product line. The Martinsville facility is also used for warehousing and distribution.

- Youth bed and crib production along with certain machinery and equipment was moved from our Stanleytown, Virginia facility to our Robbinsville, North Carolina facility in the fourth quarter of 2010. In addition, to support this move and improve production flow and efficiency we invested in some new equipment and relocated certain machinery and equipment within our Robbinsville facility.

In 2010, we incurred expenses of $10.4 million from accelerated depreciation and restructuring and related charges, and expect less than $1.0 million of residual expense in 2011 from the restructuring plan.

Our transition away from overseas sources for our Young America product line continues to challenge us. We believe we have dedicated the appropriate resources to improve efficiencies in our Robbinsville, North Carolina facility, and we implemented a price increase for our Young America products in June 2010.

During the first quarter of 2010, we performed a goodwill impairment evaluation as a result of our first quarter operating loss and restructuring actions announced in May 2010 and recorded a goodwill impairment charge of $9.1 million representing the entire amount of goodwill associated with the business. In 2010, we recorded a non-cash charge to our valuation allowance of $11.4 million against our December 31, 2010 net deferred tax assets. We intend to maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

Several special items in 2010 that impacted our liquidity and financial condition are as follows:

- We received net proceeds of $1.0 million from the sale of our former Lexington, North Carolina warehouse facility.

- We raised $12.0 million of gross proceeds from a successful rights offering and issued 4 million new shares of common stock, in December 2010.

- We received $2.2 million of funds under the Continued Dumping and Subsidy Offset Act of 2000 (CDSOA) in connection with the case involving wooden bedroom furniture imported from China.

- We used $27.9 million to repay in full all outstanding debt under our note agreement with Prudential Insurance Company of America and other lenders. We made a scheduled principal payment of $1.4 million in May 2010; and no penalty pre-payments of $11.5 million and $15.0 million in May 2010 and December 2010, respectively.

- We received tax refunds of $8.4 million due to the carry back of operating losses to prior years.

- We received $2.4 million of gross proceeds in December 2010 from the sale of the Stanleytown, Virginia property and leased back a substantial portion of the facility for a five year term with monthly rental payments of $40,000 starting January 1, 2011.

- We received $2.4 million of gross proceeds in December 2010 from the sale of the Martinsville, Virginia property and leased back the facility on a rent free basis for an initial one-year term, with a renewal option to rent for a second year. The transaction has been accounted for as a financing arrangement.

- We received $2.3 million in December 2010 from the sale of certain machinery and equipment resulting from the decision to cease manufacturing at our Stanleytown, Virginia facility. We subsequently received an additional $1.4 million in January 2011 from the sale of this machinery and equipment and expect approximately $100,000 in February 2011.

We will continue to focus on effective balance sheet management and cost control in 2011.

Results of Operations

2010 Compared to 2009

Net sales decreased $23.4 million, or 14.6%, in 2010 compared to 2009. The decrease was due primarily to lower unit volume, resulting from continued weakness in demand for our price segment of residential wood furniture, which we believe is consistent with current economic and industry trends. We also believe some loss of market share resulting from the transition caused by the major restructuring of our business contributed to the decline. Partially offsetting the unit decline was higher average selling prices for our Young America products.

Gross profit in 2010 decreased to a loss of $16.1 million from a profit of $1.8 million in 2009. Included in gross profit in 2010 and 2009 is $10.4 million and $5.2 million, respectively, in restructuring and related charges. See Note 10 of the Notes to the Consolidated Financial Statements for further details on restructuring and related charges. The remaining decline in gross profit for 2010 compared to 2009, resulted primarily from lower sales and production levels, manufacturing inefficiencies and increased cost of transitioning approximately one-third of our Young America product line revenues from overseas vendors into our Robbinsville, North Carolina production facility, and inefficiencies associated with ceasing manufacturing at our Stanleytown, Virginia facility. Partially offsetting these factors were lower expenses resulting from previous restructuring efforts, on-going cost reductions, and increased selling prices in the second half of 2010 on our Young America product line.

Selling, general and administrative expenses for 2010 decreased $6.0 million compared to 2009, due primarily to lower selling expenses resulting from lower sales and cost reduction initiatives. Restructuring and related expenses of $876,000 are included in 2009.

During the first quarter of 2010, we determined that goodwill impairment indicators existed based on our first quarter operating loss and restructuring plans. Upon completing our impairment analysis, a goodwill impairment charge of $9.1 million, the entire amount of goodwill associated with the business, was recognized.

As a result of the above, operating loss was $45.8 million in 2010 compared to an operating loss of $24.9 million in 2009.

We recorded income of $1.6 million in 2010 from the receipt of funds under the Continued Dumping and Subsidy Offset Act of 2000 (CDSOA) involving wooden bedroom furniture imported from China and other related payments, net of legal expenses, compared to $9.3 million in 2009.

Interest expense for 2010 declined from 2009 due to lower average debt levels, partially offset by higher interest rates on outstanding debt.

Our effective tax rate benefit for 2010 was 8.3% which differs from the U.S. federal statutory tax rate of 35% due primarily to the establishment of a deferred tax valuation allowance and to a lesser extent the goodwill impairment charge.

2009 Compared to 2008

Net sales decreased $66.1 million, or 29.2%, in 2009 compared to 2008. The decrease was due primarily to lower unit volume, resulting from continued weakness in demand, which we believe is due primarily to the current economic recession and is consistent with industry trends. Partially offsetting this lower unit volume was an increase in average selling prices of less than 1%.

Gross profit in 2009 decreased to $1.8 million from $28.5 million in 2008. Included in gross profit in 2009 and 2008 is $5.2 million and $5.9 million, respectively, in restructuring and related charges. See Note 10 of the Notes to the Consolidated Financial Statements for further details on restructuring and related charges. The lower gross profit and margins in 2009 are primarily due to the significant decline in sales and production levels. Sales declined at a faster rate in 2009 than we were able to adjust our cost structure. The much lower production levels led to significant unfavorable factory overhead variances and plant inefficiencies. Costs associated with the transition of certain Young America products (primarily cribs and youth beds) from offshore sourcing to our domestic manufacturing facilities and higher selling discounts also contributed to lower gross profit in 2009. These factors were partially offset by cost savings from restructuring steps taken in 2008 which resulted in an estimated $4 to $5 million in savings during 2009.

Selling, general and administrative expenses for 2009 decreased $5.7 million compared to 2008, due primarily to lower selling expenses resulting from decreased sales and cost reduction initiatives. Restructuring and related expenses of $876,000 and $1.4 million are included in 2009 and 2008, respectively.

As a result of the above, operating loss was $24.9 million in 2009 compared to an operating loss of $3.8 million in 2008.

We recorded income of $9.3 million in 2009 from the receipt of funds under the CDSOA involving wooden bedroom furniture imported from China and other related payments, net of legal expenses, compared to $11.5 million in 2008.

Interest income for 2009 decreased from 2008 due primarily to lower earnings on cash primarily invested in a money market fund containing only short duration U.S. Treasury securities backed by the full faith and credit of the U.S. Government.

The effective tax rate for 2009 was 38.5% compared to 21.1% for 2008. The higher effective tax rate was due to the impact of permanent differences on the loss before income taxes. The primary permanent difference was the increase in cash surrender value of life insurance policies, which are used to fund our deferred compensation plan. We expect this relationship to continue, but the percentage impact on the effective rate will depend on the level of future losses or earnings.

Financial Condition, Liquidity and Capital Resources

Sources of liquidity include cash on hand and cash generated from operations. We expect these sources of liquidity to be adequate for ongoing expenditures and capital expenditures for the foreseeable future. We believe that cash on hand will be adequate during 2011 in the event we do not generate cash from operations. At December 31, 2010 cash on hand was $25.5 million.

Working capital, excluding cash and current maturities of long-term debt, decreased $19.7 million during 2010 to $27.2 million from $46.9 million in 2009. The decrease was primarily due to lower accounts receivable and inventories, reflecting lower sales and production levels.

Cash used by operations was $9.4 million in 2010 compared to cash used of $1.2 million in 2009 and cash generated of $18.3 million in 2008. The increase in cash used by operations in 2010 was primarily due to lower receipts from customers due to lower sales and higher cash paid to suppliers and employees due to manufacturing inefficiencies, the incremental cost of transitioning approximately one-third of our Young America product line revenues from overseas into domestic facilities, and inefficiencies associated with ceasing production at our Stanleytown facility. Partially offsetting this increase was the receipt of tax refunds and increased prices on our Young America product line. The change in 2009 was primarily due to lower cash received from customers due to lower sales, partially offset by lower cash paid to suppliers and employees due to lower production and lower tax payments due to an operating loss in 2009.

Net cash provided by investing activities was $4.8 million in 2010 compared to cash used of $1.3 million in 2009 and $1.9 million in 2008. Sale of assets provided cash of $5.7 million and $1.3 million in 2010 and 2009, respectively. We invested $857,000, $2.6 million, and $2.3 million for normal capital expenditures in 2010, 2009, and 2008, respectively. Capital expenditures in 2011 are anticipated to be in the range of $1.5 million to $2.0 million.

Net cash used by financing activities was $11.7 million in 2010, compared to cash provided of $318,000 in 2009 and cash used of $4.0 million in 2008. In 2010, cash of $27.9 million was used to retire our outstanding debt. Cash proceeds of $11.8 million (net of expenses) were received from the issuance of 4 million shares of our common stock. Proceeds of $2.4 million were received from the sale of our Martinsville, Virginia facility which was accounted for as a financing obligation. The change from 2008 to 2009 was due primarily to the suspension of quarterly cash dividend payments in 2009.

The following table sets forth our contractual cash obligations and other commercial commitments at December 31, 2010 (in thousands):

		Payment due or commitment expiration			
		Less Than			Over
	Total	1 year	2-3 years	4-5 years	5 years
Contractual cash obligations:					
Postretirement benefits other than pensions(1)	**$ 3,614**	$ 394	$ 705	$ 612	$ 1,903
Operating leases	**4,507**	1,058	1,888	1,561	
Total contractual cash obligations	**$ 8,121**	$ 1,452	$ 2,593	$ 2,173	$ 1,903
Other commercial commitments:					
Letters of credit	**$ 1,552**	$ 1,552			

(1) The RP-2000 Mortality tables were used in estimating future benefit payments, and the health care cost trend rate for determining payments is 9.5% for 2010 and gradually declines to 5.5% in 2018 where it is assumed to remain constant for the remaining years.

Not included in the above table is unrecognized tax benefits of $722,000, due to the uncertainty of the date of occurrence.

Continued Dumping and Subsidy Offset Act (CDSOA)

We recorded income of $1.6 million, $9.3 million, and $11.5 million in 2010, 2009, and 2008, respectively, from CDSOA payments and other related payments, net of legal expenses. These payments came from the case involving Wooden Bedroom Furniture imported from China. The CDSOA provides for distribution of monies collected by U.S. Customs and Border Protection (CBP) for imports covered by antidumping duty orders entering the United States through September 30, 2007 to qualified affected domestic producers. Antidumping duties for merchandise entering the U.S. after September 30, 2007 remain with the U.S. Treasury.

Approximately $152 million of CDSOA funds that otherwise would have been available for distribution to qualifying affected domestic producers of wooden bedroom furniture were set aside by the government over the past five years as a result of holdings in two court cases involving challenges to the CDSOA on constitutional grounds. In 2009, the U.S. Court of Appeals for the Federal Circuit determined in one of those cases that the CDSOA does not violate the Constitution's free speech and equal protection guarantees. In May 2010, the U.S. Supreme Court denied a petition for certiorari that sought review of the Federal Circuit's decision. In 2010, the Federal Circuit also summarily dismissed the constitutional claims in the second of the two court cases. Eighteen other CDSOA-related cases before the U.S. Court of International Trade have been stayed in light of this litigation. The U.S. Court of International Trade has issued orders for the plaintiffs to show cause why these cases should not be dismissed. The resolution of these cases will have a significant impact on the amount of CDSOA funds that may be distributed to qualifying affected domestic producers of wooden bedroom furniture. Based on our allocation of the CDSOA funds distributed in each of the past five years, however, we could receive approximately $41 million of the funds set aside by the government, although the extent to which such distributions ultimately may be received is uncertain.

According to CBP, as of October 1, 2010, approximately $13 million in duties had been secured by cash deposits and bonds on unliquidated entries of wooden bedroom furniture that are subject to the CDSOA, and this amount is potentially available for distribution under the CDSOA to eligible domestic manufacturers in connection with the case involving wooden bedroom furniture imported from China. The amount ultimately distributed will be impacted by the annual administrative review process, which can retroactively increase or decrease the actual duties owed on entries secured by cash deposits and bonds, and by appeals concerning the results of the annual administrative reviews. Assuming our percentage allocation in future years is the same as it was for the 2010 distribution (approximately 30% of the funds distributed) and the $13 million collected by the government as of October 1, 2010 does not change as a result of the annual administrative review process or otherwise, we could receive approximately $1 million to $4 million in CDSOA funds in addition to the funds held back and set aside pending the final resolution of the court cases discussed above.

Due to the uncertainty of the various legal and administrative processes, we cannot provide assurances as to the amount of additional CDSOA funds that ultimately will be received, if any, and we cannot predict when we may receive any additional CDSOA funds.

Critical Accounting Policies

We have chosen accounting policies that are necessary to accurately and fairly report our operational and financial position. Below are the critical accounting policies that involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for doubtful accounts – We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We perform ongoing credit evaluations of our customers and monitor their payment patterns. Should the financial condition of our customers deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required which would reduce our earnings.

Inventory valuation – Inventory is valued at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out (FIFO) method. We evaluate our inventory to determine excess or slow moving items based on current order activity and projections of future demand. For those items identified, we estimate our market value based on current trends. Those items having a market value less than cost are written down to their market value. If we fail to forecast demand accurately, we could be required to write off additional non-saleable inventory, which would also reduce our earnings.

Deferred Taxes -- We recognize deferred tax assets and liabilities based on the estimated future tax effects of differences between the financial statements and the tax basis of assets and liabilities given the enacted tax laws. We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that the company will realize its deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment, including the forecast of future taxable income. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.

In preparation of the company's financial statements, management exercises judgments in estimating the potential exposure to unresolved tax matters and applies a more likely than not criteria approach for recording tax benefits related to uncertain tax positions. While actual results could vary, in management's judgment, the company has adequate tax accruals with respect to the ultimate outcome of such unresolved tax matters.

Long-lived assets – Property, plant and equipment is reviewed for possible impairment when events indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods that would lower our earnings. Depreciation policy reflects judgments on the estimated useful lives of assets. If the estimated remaining useful lives of our assets decrease, we would be required to depreciate our assets more quickly, which would also lower our earnings.

Off-Balance Sheet Arrangements

We do not have transactions or relationships with "special purpose" entities, and we do not have any off-balance sheet financing other than normal operating leases primarily for warehousing, showroom and office space, and certain technology equipment.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

None of our foreign sales or purchases are denominated in foreign currency and we do not have any foreign currency hedging transactions. While our foreign purchases are denominated in U.S. dollars, a relative decline in the value of the U.S. dollar could result in an increase in the cost of products obtained from offshore sourcing and reduce our earnings, unless we are able to increase our prices for these items to reflect any such increased cost.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and schedule listed in items 15(a) (1) and (a) (2) hereof are incorporated herein by reference and are filed as part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2010. The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, our independent public accounting firm, as stated in their report, which is included on page F-2 of this Annual Report on Form 10-K.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information related to our directors is set forth under the caption "Election of Directors" of our proxy statement (the "2011 Proxy Statement") for our annual meeting of shareholders scheduled for April 27, 2011. Such information is incorporated herein by reference.

Information relating to compliance with section 16(a) of the Exchange Act is set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" of our 2011 Proxy Statement and is incorporated herein by reference.

Information relating to the Audit Committee and Board of Directors' determinations concerning whether a member of the Audit Committee of the Board is a "financial expert" as that term is defined under Item 407(d) (5) of Regulation S-K is set forth under the caption "Board and Board Committee Information" of our 2011 Proxy Statement and is incorporated herein by reference.

Information concerning our executive officers is included in Part I of this report under the caption "Executive Officers of the Registrant."

We have adopted a code of ethics that applies to our associates, including the principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. Our code of ethics is posted on our website at www.stanleyfurniture.com. Amendments to and waivers from our code of ethics will be posted to our website when permitted by applicable SEC and NASDAQ rules and regulations.

Item 11. Executive Compensation

Information relating to our executive compensation is set forth under the captions "Compensation of Executive Officers," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" of our 2011 Proxy Statement. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Our information relating to this item is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of our 2011 Proxy Statement. Such information is incorporated herein by reference.

Information concerning our equity compensation plan is included in Part II of this report under the caption "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence

Our information relating to this item is set forth under the caption "Compensation of Executive Officers – Employment Agreements and Related Transactions" and "Board and Board Committee Information" of our 2011 Proxy Statement. Such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Our information relating to this item is set forth under the caption "Independent Registered Public Accountants" of our 2011 Proxy Statement. Such information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules – Intentionally Omitted

STANLEY FURNITURE COMPANY, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2010
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

STANLEY FURNITURE COMPANY, INC.

February 3, 2011

By: /s/Glenn Prillaman
Glenn Prillaman
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Michael P. Haley (Michael P. Haley)	Chairman and Director	February 3, 2011
/s/Glenn Prillaman (Glenn Prillaman)	President and Chief Executive Officer (Principal Executive Officer) and Director	February 3, 2011
/s/Micah S. Goldstein (Micah S. Goldstein)	Chief Operating and Financial Officer and Secretary (Principal Financial and Accounting Officer)	February 3, 2011
/s/Robert G. Culp, III (Robert G. Culp, III)	Director	February 3, 2011
/s/Dominic P. Dascoli (Dominic P. Dascoli)	Director	February 3, 2011
/s/Thomas L. Millner (Thomas L. Millner)	Director	February 3, 2011
/s/T. Scott McIlhenny, Jr. (T. Scott McIlhenny, Jr.)	Director	February 3, 2011
/s/Albert L. Prillaman (Albert L. Prillaman)	Director	February 3, 2011

Report of Independent Registered Public Accounting Firm

To the Board of the Directors and Stockholders of Stanley Furniture Company, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Stanley Furniture Company, Inc. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Richmond, Virginia
February 2, 2011

STANLEY FURNITURE COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,	
	2010	2009
ASSETS		
Current assets:		
Cash	**$ 25,532**	$ 41,827
Accounts receivable, less allowances of $1,240 and $1,747	**9,888**	15,297
Inventories:		
Finished goods	**20,855**	22,376
Work-in-process	**1,709**	8,184
Raw materials	**3,131**	6,665
Total inventories	**25,695**	37,225
Prepaid expenses and other current assets	**5,883**	4,898
Income tax receivable	**3,952**	6,882
Deferred income taxes	**1,021**	3,433
Total current assets	**71,971**	109,562
Property, plant and equipment, net	**15,980**	31,375
Goodwill		9,072
Other assets	**445**	453
Total assets	**$ 88,396**	$150,462
LIABILITIES		
Current liabilities:		
Current maturities of long-term debt		$ 1,429
Accounts payable	**$ 9,116**	11,633
Accrued salaries, wages and benefits	**4,805**	6,597
Other accrued expenses	**2,921**	2,626
Lease related obligation	**2,360**	
Total current liabilities	**19,202**	22,285
Long-term debt, exclusive of current maturities		26,428
Deferred income taxes	**1,021**	2,128
Other long-term liabilities	**6,378**	6,774
Total liabilities	**26,601**	57,615
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Common stock, $0.02 par value, 25,000,000 shares authorized, 14,344,679 and 10,332,179 shares issued and outstanding, respectively	**287**	207
Capital in excess of par value	**14,433**	1,897
Retained earnings	**47,062**	90,852
Accumulated other comprehensive loss	**13**	(109)
Total stockholders' equity	**61,795**	92,847
Total liabilities and stockholders' equity	**$ 88,396**	$150,462

The accompanying notes are an integral part
of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	For the Years Ended December 31,		
	2010	2009	2008
Net sales	**$137,012**	$160,451	$226,522
Cost of sales	**153,115**	158,695	197,995
Gross profit (loss)	**(16,103)**	1,756	28,527
Selling, general and administrative expenses	**20,625**	26,666	32,375
Goodwill impairment charge	**9,072**		
Operating income (loss)	**(45,800)**	(24,910)	(3,848)
Income from Continued Dumping and Subsidy Offset Act, net	**1,556**	9,340	11,485
Other income, net	**25**	160	308
Interest income	**3**	45	591
Interest expense	**3,537**	3,748	3,802
Income (loss) before income taxes	**(47,753)**	(19,113)	4,734
Income tax (benefit) expense	**(3,963)**	(7,362)	998
Net income (loss)	**$(43,790)**	$(11,751)	$ 3,736
Earnings (loss) per share:			
Basic	**$ (4.11)**	$ (1.14)	$ .36
Diluted	**$ (4.11)**	$ (1.14)	$ .36
Weighted average shares outstanding:			
Basic	**10,650**	10,332	10,332
Diluted	**10,650**	10,332	10,332
Cash dividends declared and paid per common share	**$**	$	$ .40

The accompanying notes are an integral part of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For each of the three years in the period ended December 31, 2010
(in thousands, except per share data)

	Common Stock		Capital in Excess of	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Par Value	Earnings	Loss	Total
Balance at December 31, 2007	10,332	207	591	102,999	(946)	102,851
Net income				3,736		3,736
Prior service cost, net of deferred income tax benefit of $3					(5)	(5)
Actuarial gain, net of deferred income tax expense of $118					191	191
Comprehensive Income						3,922
Stock-based compensation			467			467
Dividends paid, $0.40 per share				(4,132)		(4,132)
Balance at December 31, 2008	10,332	207	1,058	102,603	(760)	103,108
Net loss				(11,751)		(11,751)
Negative plan amendment, net of deferred income tax benefit of $130					209	209
Prior service cost, net of deferred income tax benefit of $326					526	526
Actuarial loss, net of deferred income tax expense of $138					(84)	(84)
Comprehensive loss						(11,100)
Stock-based compensation			839			839
Balance at December 31, 2009	10,332	$ 207	$ 1,897	$ 90,852	$ (109)	$ 92,847
Net loss				**(43,790)**		**(43,790)**
Prior service cost					**(57)**	**(57)**
Actuarial gain					**179**	**179**
Comprehensive loss						**(43,668)**
Exercise of stock options	**13**		**116**			**116**
Issuance of common stock	**4,000**	**80**	**11,717**			**11,797**
Stock-based compensation			**703**			**703**
Balance at December 31, 2010	**14,345**	**$ 287**	**$ 14,433**	**$ 47,062**	**$ 13**	**$ 61,795**

The accompanying notes are an integral part of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Cash received from customers	**$142,481**	$168,504	$230,255
Cash paid to suppliers and employees	**(158,560)**	(171,349)	(215,527)
Cash from Continued Dumping and Subsidy Offset Act, net	**2,232**	7,443	10,828
Interest paid	**(3,750)**	(3,664)	(3,111)
Income tax refunds (payments)	**8,195**	(2,120)	(4,168)
Net cash (used) provided by operating activities	**(9,402)**	(1,186)	18,277
Cash flows from investing activities:			
Capital expenditures	**(857)**	(2,621)	(2,261)
Proceeds from sale of assets	**5,731**	1,303	
Other, net	**(28)**		360
Net cash provided (used) by investing activities	**4,846**	(1,318)	(1,901)
Cash flows from financing activities:			
Repayment of senior notes	**(27,857)**	(1,429)	(1,429)
Dividends paid			(4,132)
Proceeds from lease related obligation	**2,360**		
Proceeds from exercise of stock options	**116**		
Proceeds from issuance of common stock	**11,797**		
Proceeds from insurance policy loans	**1,845**	1,747	1,550
Net cash (used) provided by financing activities	**(11,739)**	318	(4,011)
Net (decrease) increase in cash	**(16,295)**	(2,186)	12,365
Cash at beginning of year	**41,827**	44,013	31,648
Cash at end of year	**$ 25,532**	$ 41,827	$ 44,013

Reconciliation of net (loss) income to net cash (used) provided by operating activities:

	2010	2009	2008
Net (loss) income	**$(43,790)**	$(11,751)	$ 3,736
Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities:			
Goodwill impairment charge	**9,072**		
Depreciation	**9,357**	5,908	8,805
Amortization	**48**	86	48
Inventory write-down		2,077	
Deferred income taxes	**1,305**	(177)	(2,571)
Stock-based compensation	**703**	839	467
Other, net	**657**		
Changes in assets and liabilities:			
Accounts receivable	**5,409**	6,576	3,520
Inventories	**11,530**	8,042	10,742
Prepaid expenses and other current assets	**508**	(10,435)	(2,041)
Accounts payable	**(2,517)**	397	(4,870)
Accrued salaries, wages and benefits	**(1,667)**	1,580	(525)
Other accrued expenses	**292**	(2,875)	904
Other assets	**87**	66	103
Other long-term liabilities	**(396)**	(1,519)	(41)
Net cash (used) provided by operating activities	**$ (9,402)**	$ (1,186)	$ 18,277

The accompanying notes are an integral part of the consolidated financial statements

STANLEY FURNITURE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

The consolidated financial statements include Stanley Furniture Company, Inc. and our wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. We are a leading designer, manufacturer and importer of wood furniture exclusively targeted at the premium price range of the residential market.

We operate in one business segment. Substantially all revenues result from the sale of residential furniture products in the United States. Substantially all trade accounts receivable are due from retailers in this market, which consists of a large number of entities with a broad geographical dispersion.

Subsequent events were evaluated through the date these financial statements were issued.

Cash Equivalents

Cash and short-term, highly-liquid investments with original maturities of three months or less are considered cash and cash equivalents.

Revenue Recognition

Sales are recognized when products are shipped to customers. Revenue includes amounts billed to customers for shipping.

Inventories

Inventories are valued at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Depreciation of property, plant and equipment is computed using the straight-line method based upon the estimated useful lives. Gains and losses related to dispositions and retirements are included in income. Maintenance and repairs are charged to income as incurred; renewals and betterments are capitalized. Assets are reviewed for possible impairment when events indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of property, plant and equipment, which could result in impairment charges in future periods. Depreciation policy reflects judgments on the estimated useful lives of assets.

Income Taxes

Deferred income taxes are determined based on the difference between the consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance. Income tax credits are reported as a reduction of income tax expense in the year in which the credits are generated. A valuation allowance is recorded when it is more likely than not that a deferred tax asset will not be realized. Interest and penalties on uncertain tax positions are recorded as income tax expense.

Fair Value of Financial Instruments

Accounting for fair value measurements requires disclosure of the level within the fair value hierarchy in which fair value measurements in their entirety fall, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3). The fair value of trade receivables, trade payables and letters of credit approximate the carrying amount because of the short maturity of these instruments.

1. Summary of Significant Accounting Policies (continued)

Earnings per Common Share

Basic earnings per share is computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options, calculated using the treasury stock method.

Stock-Based Compensation

Accounting for share-based payment requires compensation costs related to share-based payment transactions to be recognized in the financial statements. We adopted the related standard using the modified prospective application transition method. Under this method, compensation cost includes options prior to but not vested as of December 31, 2005 and all options granted since the adoption of this standard.

Goodwill

We test goodwill for impairment annually on December 31, or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If the fair value of the reporting unit is less than its carrying value, we perform an additional step to determine the implied fair value of goodwill associated with that reporting unit.

In assessing potential impairment of goodwill, we have determined that we have two reporting units based on our reporting structure. Determining the fair value of our reporting units involves the use of significant estimates and assumptions. The estimate of fair value of our reporting units is based on our projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies.

Tariffs imposed on wooden bedroom furniture imported from China

Tariff expense is based on the most current rates published by the U.S. Department of Commerce. These rates are potentially subject to an administrative review process starting approximately one year after the publication date. The final amounts paid will depend on whether administrative reviews are performed and the outcome of those reviews, if any, on the vendors we purchase from.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Changes in such estimates may affect amounts reported in future periods.

Significant Risks and Uncertainties

We periodically enter into restructuring activities to reduce costs and improve the results of our business (see Note 10). In addition, we recorded a goodwill impairment charge of $9.1 million (see Note 3) during 2010 as a result of first quarter 2010 losses and these restructuring activities. While we believe that our restructuring and business optimization efforts will be successful, we cannot predict with certainty the ultimate impact on our revenues, operating costs and cash flows from operations. Our current sources of liquidity include cash on hand and cash generated from operations. We expect these sources of liquidity to be adequate for ongoing expenditures and capital expenditures for the foreseeable future. We believe that cash on hand will be adequate during 2011 in the event we do not generate cash from operations.

Reclassification

Certain prior period amounts have been reclassified to conform with current period presentation. The costs to warehouse and prepare goods for shipping to customers have been reclassified from selling, general and administrative expenses to cost of sales. These reclassifications had no affect on our reported net income or loss.

2. Property, Plant and Equipment

	Depreciable lives (in years)	(in thousands) 2010	2009
Land and buildings	20 to 50	**$ 19,096**	$ 33,900
Machinery and equipment	5 to 12	**24,780**	63,403
Office furniture and equipment	3 to 10	**1,168**	1,284
Construction in progress		**1,139**	670
Property, plant and equipment, at cost		**46,183**	99,257
Less accumulated depreciation		**30,203**	67,882
Property, plant and equipment, net		**$ 15,980**	$ 31,375

In early 2010, we sold our Lexington, North Carolina warehouse facility, which was closed in 2009. In December 2010 we sold our Stanleytown, Virginia facility. We leased back a substantial portion of the Stanleytown facility for a five year term with monthly rental payments of $40,000 starting January 2011, which will be accounted for as an operating lease.

3. Goodwill

As of January 1, 2008, our goodwill resulting from prior acquisitions was $9.1 million. All goodwill is associated with the Stanley Furniture reporting unit. We performed an annual impairment test at December 31, 2008 and 2009 and determined that no impairment of the goodwill was required.

During the first quarter of 2010, we determined that indicators existed based on our first quarter loss and restructuring plans. Upon completing an impairment analysis as of April 3, 2010, taking into account the restructuring, an impairment charge of $9.1 million, the entire amount of goodwill attributable to the Stanley Furniture reporting unit, was recognized. At December 31, 2010, there is no goodwill in our consolidated financial statements.

4. Debt

	(in thousands) 2010	2009
6.73% Senior notes due through May 3, 2017		$25,000
6.94% Senior notes due through May 3, 2011	—	2,857
Total		27,857
Less current maturities	—	1,429
Long-term debt, exclusive of current maturities	—	$26,428

During 2010, we repaid in full all outstanding debt under our senior note agreements. We made a scheduled principal payment of $1.4 million in May 2010; and no penalty pre-payments of $11.5 million and $15.0 million in May 2010 and December 2010, respectively.

We utilize letters of credit to collateralize certain insurance policies and inventory purchases. Outstanding letters of credit at December 31, 2010 were $1.6 million.

5. Lease-Related Obligation

During December 2010 we sold and leased back our Martinsville facility for one year starting in January 2011. Because we are leasing the building, but not required to pay rent, the building remained on the books at cost, and a lease-related obligation was recorded equal to the proceeds received. During the rent free period no depreciation will be recognized and we will record interest expense on the obligation at our incremental borrowing rate (4.5% at December 31, 2010) and increase the lease-related obligation by the same amount. At the end of the rent free period we will recognize the sale of the property and any income (loss) that results from removing the asset and the obligation from our books.

6. Income Taxes

The provision for income tax expense (benefit) consists of (in thousands):

	2010	2009	2008
Current:			
Federal	**$ (5,605)**	$ (6,398)	$3,163
State	**27**	(329)	633
Total current	**(5,578)**	(6,727)	3,796
Deferred:			
Federal	**1,476**	(569)	(2,432)
State	**139**	(66)	(366)
Total deferred	**1,615**	(635)	(2,798)
Income tax expense (benefit)	**$ (3,963)**	$ (7,362)	$ 998

A reconciliation of the difference between the federal statutory income tax rate and the effective income tax rate follows:

	2010	2009	2008
Federal statutory rate	**(35.0)%**	(35.0)%	34.0%
State tax, net of federal benefit	**(1.4)**	(1.6)	3.6
State tax credits and adjustments	**(.7)**	(.8)	(2.8)
Increase in cash surrender value of life insurance policies	**(1.2)**	(2.8)	(9.6)
Deduction for qualified domestic production activities			(1.2)
Tax-exempt interest income		(.1)	(3.7)
Increase to valuation allowance	**23.3**	1.5	
Goodwill impairment	**6.7**		
Other, net		.3	.8
Effective income tax rate	**(8.3)%**	(38.5)%	21.1%

6. Income Taxes (continued)

The income tax effects of temporary differences that comprise deferred tax assets and liabilities at December 31 follow (in thousands):

	2010	2009
Current deferred tax assets:		
Accounts receivable	$ 474	$ 668
Employee benefits	1,248	2,247
Other accrued expenses	791	541
Financing obligation	903	
Net operating loss carry forward		165
Gross current deferred tax asset	3,416	3,621
Less valuation allowance	(2,395)	(188)
Net current deferred tax asset	$ 1,021	$ 3,433
Noncurrent deferred tax assets (liabilities)		
Property, plant and equipment	$ (4,944)	$(4,851)
Employee benefits	3,004	2,288
Other noncurrent assets	245	435
Net Operating Loss	9,877	
Gross non-current deferred tax assets (liabilities)	8,182	(2,128)
Less valuation allowance	(9,203)	
Net noncurrent deferred tax assets (liabilities)	$ (1,021)	$(2,128)

We have U.S. federal and state net operating loss carry-forwards of approximately $26.4 million which are available to reduce future taxable income. The federal net operating loss will begin expiring in 2030 and the state net operating losses will expire at various times beginning in 2025.

During 2010, we recorded a non-cash charge to our valuation allowance of $11.4 million against our December 31, 2010 deferred tax assets. The primary assets which are covered by this valuation allowance are the 2010 losses in excess of the amounts which can be carried back to prior periods. The valuation allowance was calculated in accordance with the provisions of ASC 740, Income Taxes, which requires an assessment of both positive and negative evidence when measuring the need for a valuation allowance. Our results over the most recent three-year period were heavily affected by our business restructuring activities. Our cumulative loss in the most recent three-year period, in our view, represented sufficient negative evidence to require a valuation allowance under the provisions of ASC 740, Income Taxes. We intend to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. Although realization is not assured, we have concluded that the remaining net deferred tax asset in the amount of $1.0 million will be realized based on the reversal of existing deferred tax liabilities. The amount of the deferred tax assets actually realized, however, could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities. Should we determine that we will not be able to realize all or part of our deferred tax asset in the future, an adjustment to the deferred tax asset will be charged to income in the period such determination is made.

The unrecognized tax benefits activity for the year ending December 31 follow (in thousands):

	2010	2009
Unrecognized tax benefits balance at January 1	$ 808	$ 940
Gross increases for tax positions of prior years	300	
Gross decreases for tax positions of prior years	(386)	(79)
Lapse of statute of limitations		(53)
Unrecognized tax benefits balance at December 31	$ 722	$ 808

6. **Income Taxes (continued)**

As of December 31, 2010 and 2009, we had approximately $392,000 and $442,000 of accrued interest related to uncertain tax positions, respectively.

Total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $528,000 at December 31, 2010 and $783,000 at December 31, 2009. The 2008 tax year remains open to examination by major taxing jurisdictions. Our 2009 tax year is currently under examination by the Internal Revenue Service.

7. **Stockholders' Equity**

In December 2010, we issued 4,000,000 shares of common stock at $3.00 per share in a rights offering.

In addition to common stock, authorized capital includes 1,000,000 shares of "blank check" preferred stock. None was outstanding during the three years ended December 31, 2010. The Board of Directors is authorized to issue such stock in series and to fix the designation, powers, preferences, rights, limitations and restrictions with respect to any series of such shares. Such "blank check" preferred stock may rank prior to common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of common stock.

Basic and diluted earnings per share are calculated using the following share data (in thousands):

	2010	2009	2008
Weighted average shares outstanding for basic calculation	**10,650**	10,332	10,332
Dilutive effect of stock options			
Weighted average shares outstanding for diluted calculation	**10,650**	10,332	10,332

In 2010 and 2009, the dilutive effect of stock options was not recognized since we had a net loss. In 2008, the calculation of dilutive shares was not impacted by outstanding stock options as all options had exercise prices greater than the average market price during 2008. Approximately 2.1 million shares in 2010 and 1.6 million shares in 2009 were issuable upon the exercise of stock options, which were not included in the diluted per share calculation because they were anti-dilutive.

8. **Stock Based Compensation**

As of December 31, 2010, there was approximately $1.8 million of unrecognized compensation cost related to unvested share-based compensation awards granted. That cost is expected to be recognized over the next four years.

Our stock option plans provide for the granting of stock options and stock awards up to an aggregate of 2,000,000 shares of common stock to employees and directors at prices equal to the market value of the stock on the dates the options were granted. The options granted have a term of 10 years from the grant date and granted options for employees vest ratably over a four to five year period. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the option and each vesting date. We have estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes pricing valuation model.

8. **Stock Based Compensation (continued)**

The application of this valuation model involves assumptions that are judgmental and sensitive in the determination of compensation expense. The weighted average for key assumptions used in determining the fair value of options granted follows:

	2010	2009	2008
Expected price volatility	**53.21%**	42.97%	36.12%
Risk-free interest rate	**2.30%**	2.29%	3.07%
Weighted average expected life in years	**5.6**	5.7	5.6
Dividend yield		3.0%	4.28%
Forfeiture rate	**14.27%**	15.21%	12.01%

Historical information was the primary basis for the selection of the expected volatility, expected dividend yield, forfeiture rate and the expected lives of the options. The risk-free interest rate was selected based upon yields of U.S. Treasury issues with a term equal to the expected life of the option being valued.

Stock option activity for the three years ended December 31, 2010, follows:

	Number of shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2007	1,040,488	$15.73	4.4	
Lapsed	(374,500)	15.77		
Granted	535,808	9.70		
Outstanding at December 31, 2008	1,201,796	$13.02	8.9	
Lapsed	(243,000)	9.61		
Granted	681,828	8.64		
Outstanding at December 31, 2009	1,640,624	$11.71	6.8	
Exercised	**(12,500)**	**9.22**		
Lapsed	**(70,000)**	**9.43**		
Expired	**(175,000)**	**12.47**		
Granted	**710,530**	**3.40**		
Outstanding at December 31, 2010	**2,093,654**	**$ 8.91**	**7.6**	
Exercisable at December 31, 2010	**900,779**	**$13.31**	**5.6**	

At December 31, 2010, 374,334 shares were available for future grants and awards.

8. **Stock Based Compensation (continued)**

The average fair market value of options granted in 2010, 2009 and 2008, and cash proceeds, tax benefits and intrinsic value related to total stock options exercised during 2010 are as follows (in thousands, except per share data):

	2010	2009	2008
Average fair market value of options granted (per share)	**$ 1.72**	$ 2.74	$ 2.32
Proceeds from stock options exercised	**$ 116**		
Intrinsic value of stock options exercised	**$ 126**		

9. **Employee Benefits Plans**

Defined Contribution Plan

We maintain a defined contribution plan covering substantially all of our employees and make discretionary matching and profit sharing contributions. During the fourth quarter of 2009, we suspended employer contributions to the plan. The total plan cost, including employer contributions, was $89,000 in 2010, $753,000 in 2009, and $940,000 in 2008.

Supplemental Retirement Plan

The financial status of our Supplemental Retirement Plan at December 31 follows (in thousands):

	2010 Supplemental Plan	2009 Supplemental Plan
Change in benefit obligation:		
Beginning benefit obligation	**$ 1,925**	$ 1,879
Interest cost	**101**	110
Actuarial gain	**94**	113
Benefits paid	**(164)**	(177)
Ending benefit obligation	**1,956**	1,925
Change in plan assets:		
Beginning fair value of plan assets		
Employer contributions	**164**	177
Benefits paid	**(164)**	(177)
Ending fair value of plan assets		
Funded status	**$ (1,956)**	$ (1,925)
Amount recognized in the consolidated balance sheet:		
Current liabilities	**$ (162)**	$ (154)
Non current liabilities	**(1,794)**	(1,771)
Total	**$ (1,956)**	$ (1,925)

9. **Employee Benefits Plans (continued)**

Components of pension cost follow (in thousands):

	2010	2009	2008
Interest cost	**$ 101**	$ 110	$ 116
Net amortization and deferral	**94**	113	3
Total expense	**$ 195**	$ 223	$ 119

The assumptions used to determine the plans' financial status and pension cost were:

	2010	2009	2008
Discount rate for funded status	**4.90%**	5.50%	6.25%
Discount rate for pension cost	**5.50%**	6.25%	6.20%

Estimated future benefit payments for the supplemental retirement plan are $162,000 in 2011, $160,000 in 2012, $158,000 in 2013, $156,000 in 2014, $154,000 in 2015 and a total of $725,000 from 2016 through 2020.

Postretirement Benefits Other Than Pensions

We provided health care benefits to eligible retired employees between the ages of 55 and 65 and provide life insurance benefits to eligible retired employees from age 55 until death. During the fourth quarter of 2009, we announced the termination of our postretirement health care benefits for current employees effective January 1, 2010. In accordance with Employers' Accounting for Postretirement Benefits Other Than Pensions, we accounted for this discontinuation as a negative plan amendment and as a result reduced the accumulated benefit obligation by $1.3 million which will be amortized into net benefit cost over the participants average remaining service period. The plan's financial status at December 31, the measurement date, follows (in thousands):

	2010	2009
Change in benefit obligation:		
Beginning benefit obligation	**$ 1,964**	$ 2,908
Service cost		61
Interest cost	**82**	177
Actuarial loss (gain)	**(324)**	179
Negative plan amendment	**(61)**	(1,254)
Plan participants' contributions	**239**	232
Benefits paid	**(242)**	(339)
Ending benefit obligation	**1,658**	1,964
Change in plan assets:		
Beginning fair value of plan assets		
Employer contributions	**4**	107
Plan participants' contributions	**239**	232
Benefits paid	**(243)**	(339)
Ending fair value of plan assets		
Funded status	**$(1,658)**	$(1,964)

9. **Employee Benefits Plans (continued)**

Amount recognized in the consolidated balance sheet (in thousands):

Current liabilities	**$ 232**	$ 324
Non current liabilities	**1,425**	1,640
Total	**$ 1,657**	$ 1,964

Components of net periodic postretirement benefit cost were (in thousands):

	2010	2009	2008
Service cost		$ 61	$ 73
Interest cost	**$ 82**	177	172
Amortization of transition obligation	**(153)**	122	122
Amortization of net actuarial loss	**47**	23	33
Curtailment gain		(55)	
Net periodic postretirement benefit cost	**$(24)**	$328	$400

The assumptions used to determine the plan's financial status and postretirement benefit cost:

	2010	2009	2008
Discount rate for funded status	**4.35%**	4.75%	6.25%
Discount rate for postretirement benefit cost	**4.75%**	6.25%	6.05%
Health care cost assumed trend rate for next year	**9.00%**	9.50%	6.00%
Rate that the cost trend rate gradually declines to	**5.50%**	5.50%	5.50%
Year that the rate reaches the rate it is assumed to remain at	**2018**	2018	2010

An increase or decrease in the assumed health care cost trend rate of one percentage point in each future year would affect the accumulated postretirement benefit obligation at December 31, 2010 by approximately $24,000 and the annual postretirement benefit cost by approximately $1,000.

Estimated future benefit payments are $232,000 in 2011, $204,000 in 2012, $183,000 in 2013, $162,000 in 2014, $141,000 in 2015 and a total of $567,000 from 2016 through 2020.

The amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost at December 31, 2010, are as follows (in thousands):

	Supplemental Plan	Other Postretirement Benefits
Net loss	$403	$ 347
Prior service credit		(768)
Total	$403	$(421)

9. Employee Benefits Plans (continued)

The amounts in accumulated other comprehensive incomes that are expected to be recognized as components of net periodic benefit cost during 2011 are as follows (in thousands):

	Supplemental Plan	Other Postretirement Benefits
Net loss	$ 12	$ 21
Prior service credit	—	(170)
Total	$ 12	$ (149)

Deferred Compensation

We have a deferred compensation plan, funded with life insurance policies, which permitted certain management employees to defer portions of their compensation and earn a fixed rate of return. No deferrals have been made since 1991. The accrued liabilities relating to this plan of $1.4 million at December 31, 2010 and $1.5 million at December 31, 2009 are included in accrued salaries, wages and benefits and other long-term liabilities. The cash surrender value, net of policy loans ($17.2 million and $15.3 million at December 31, 2010 and 2009, respectively), is included in other assets. Policy loan interest of $2.0 million, $1.8 million, and $1.7 million was charged to interest expense in 2010, 2009 and 2008, respectively.

10. Restructuring and Related Charges

We periodically enter into restructuring activities to reduce costs and improve the results of our business. In 2010, we completed a major restructuring plan that consisted of the conversion of a portion of our Stanleytown manufacturing facility to a warehousing and distribution center and ceasing all production at this facility.

In 2009, we consolidated certain warehousing operations and ceased operating a free standing warehouse facility, eliminated certain positions through early retirement incentives and layoffs, and discontinued a significant number of slow moving items in our adult product line that led to a write-down of inventories. In 2008, we consolidated certain manufacturing operations, eliminated certain positions and offered a voluntary early retirement incentive.

The following table summarizes restructuring and related expenses for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	2010	2009	2008
Accelerated depreciation and equipment relocation	**$ 7,160**	$1,613	$4,319
Severance and other termination cost	**1,370**	1,889	1,929
Inventory write-down	**682**	2,077	
Other cost	**1,237**	528	1,051
Total restructuring and related charges	**$10,449**	$6,107	$7,299

Classification of the above expenses in the consolidated statement of income are as follows (in thousands):

Cost of sales	**$10,449**	$5,231	$5,860
Selling, general and administrative expenses		876	1,439
Total restructuring and related charges	**$10,449**	$6,107	$7,299

10. Restructuring and Related Charges (continued)

Restructuring accrual activity for the years ended December 31, 2010 and 2009 follows (in thousands):

	Severance and other termination cost	Other cost	Total
Accrual January 1, 2009	$ 1,446		$ 1,446
Charges to expense	1,889	$ 259	2,148
Cash Payments	(2,265)	(259)	(2,524)
Accrual December 31, 2009	1,070		1,070
Charges to expense	**1,370**	**740**	**2,110**
Cash payments	**(1,201)**	**(10)**	**(1,211)**
Accrual December 31, 2010	**$ 1,239**	**$ 730**	**$ 1,969**

The restructuring accrual for severance and other employee termination cost is classified as "Other accrued expenses" and is expected to be paid in 2011.

11. Income for Continued Dumping and Subsidy Offset Act (CDSOA)

We recorded income of $1.6 million, $9.3 million, and $11.5 million in 2010, 2009 and 2008, respectively, from CDSOA payments and other related payments, net of legal expenses. These payments came from the case involving Wooden Bedroom Furniture imported from China. The CDSOA provides for distribution of monies collected by U.S. Customs and Border Protection for imports covered by antidumping duty orders entering the United States through September 30, 2007 to qualified domestic producers.

12. Commitments and Contingencies

During 2010 we leased showroom and office space, and certain technology equipment. Beginning in January 2011 we will also lease warehouse and distribution space. Rental expenses charged to operations were $1.1 million, $1.2 million and $2.0 million in 2010, 2009 and 2008, respectively. Future minimum lease payments are approximately as follows: 2011 - $1.1 million, 2012 - $973,000, 2013 - $915,000, 2014 - $928,000 and 2015 - $633,000.

In the normal course of business, we are involved in claims and lawsuits, none of which currently, in management's opinion, will have a material adverse affect on our Consolidated Financial Statements.

STANLEY FURNITURE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13. **Quarterly Results of Operations (Unaudited)**

We are providing updated summary selected quarterly financial information, which is included below, reflecting the prior period reclassification of costs to warehouse and prepare goods for shipping to customers from selling, general and administrative expenses to cost of sales.

	(in thousands, except per share data)			
2010 Quarters:	**First**	**Second**	**Third**	**Fourth**
Net Sales	**$36,524**	**$37,902**	**$34,897**	**$27,689**
Gross loss	**(3,039)**	**(5,746)**	**(1,297)**	**(6,022)**
Net loss	**(19,073)**(1)	**(11,459)**(2)	**(4,934)**(2)	**(8,324)**(2)(5)
Net loss per share:				
Basic	**$ (1.85)**	**$ (1.11)**	**$ (.48)**	**(.73)**
Diluted	**(1.85)**	**(1.11)**	**(.48)**	**(.73)**
2009 Quarters:	First	Second	Third	Fourth
Net Sales	$39,764	$42,326	$38,455	$39,906
Gross profit (loss)	3,850	2,601	(1,502)	(3,193)
Net loss	(2,376)	(3,023)	(5,073)(3)	(1,279)(4)(5)
Net loss per share:				
Basic	$ (.23)	$ (.29)	$ (.49)	(.12)
Diluted	(.23)	(.29)	(.49)	(.12)

(1) Includes a goodwill impairment charge of $9.1 million.
(2) Includes restructuring and other charges for the conversion of a portion of our largest manufacturing facility to a warehouse and distribution center. Second quarter includes $3.2 million, third quarter includes $1.5 million, and fourth quarter includes $4.3 million.
(3) Includes restructuring and other charges of $641 thousand, for the consolidation of two warehouses.
(4) Includes restructuring and other related charges of $3.0 million, for the consolidation of two warehouses, and other downsizing initiatives implemented
(5) Continued Dumping and Subsidy Offset Act receipts totaled $1.4million and $5.7 million for 2010 and 2009 respectively.

Historical Financial Data

(in thousands, except per share and employee data)

	Years Ended December 31,										
Income Statement:	**2010**	2009 (5)	2008 (5)	2007 (5)	2006 (5)	2005 (5)	2004 (5)(6)	2003 (5)(6)	2002 (5)(6)	2001 (5)(6)	2000 (5)(6)
Net sales	**$ 137,012**	$ 160,451	$ 226,522	$ 282,847	$ 307,547	$ 333,646	$ 305,815	$ 265,263	$ 243,547	$ 238,292	$ 287,562
Cost of sales (1)	**153,115**	158,695	197,995	240,932	248,703	258,504	235,144	206,777	187,834	188,283	222,364
Restructuring charge (2)							-	-	3,548	2,290	
Gross profit (loss)	**(16,103)**	1,756	28,527	41,915	58,844	75,142	70,671	58,486	52,165	47,719	65,198
Selling, general and administrative expenses (3)	**20,625**	26,666	32,375	34,578	36,115	37,700	35,983	32,270	29,804	27,525	30,261
Goodwill Impairment Charge	**9,072**										
Pension Termination Charge				6,605							
Unusual charge (4)										2,800	
Restructuring charge (2)										733	
Operating income (loss)	**(45,800)**	(24,910)	(3,848)	732	22,729	37,442	34,688	26,216	22,361	16,661	34,937
Income from Continued Dumping and Subsidy Offset Act, net	**1,556**	9,340	11,485	10,429	4,419						
Other income (expense)	**25**	160	308	265	297	288	188	203	219	(47)	82
Interest expense, net	**3,534**	3,703	3,211	2,679	1,710	1,825	2,343	2,748	3,090	4,007	4,003
Income (loss) before income taxes	**(47,753)**	(19,113)	4,734	8,747	25,735	35,905	32,533	23,671	19,490	12,607	31,016
Income tax (benefit)	**(3,963)**	(7,362)	998	2,845	8,954	12,674	11,744	8,521	6,919	4,286	11,476
Net income (loss)	**$ (43,790)**	$ (11,751)	$ 3,736	$ 5,902	$ 16,781	$ 23,231	$ 20,789	$ 15,150	$ 12,571	$ 8,321	$ 19,540
Basic earnings (loss) per share	**$ (4.11)**	$ (1.14)	$ 0.36	$ 0.56	$ 1.44	$ 1.82	$ 1.65	$ 1.20	$ 0.95	$ 0.63	$ 1.38
Diluted earnings (loss) per share	**$ (4.11)**	$ (1.14)	$ 0.36	$ 0.55	$ 1.41	$ 1.77	$ 1.59	$ 1.17	$ 0.93	$ 0.61	$ 1.32
Dividends paid per share			$ 0.40	$ 0.40	$ 0.32	$ 0.24	$ 0.20	$ 0.10			
Income statement ratios and other data:											
Gross profit as a percent of net sales (1)	**-11.8%**	1.1%	12.6%	14.8%	19.1%	22.5%	23.1%	22.0%	21.4%	20.0%	22.7%
Operating income as a percent of net sales	**-33.4%**	-15.5%	-1.7%	0.3%	7.4%	11.2%	11.3%	9.9%	9.2%	7.0%	12.1%
Net income as a percent of net sales	**-32.0%**	-7.3%	1.6%	2.1%	5.5%	7.0%	6.8%	5.7%	5.2%	3.5%	6.8%
Income taxes as a percentage of pretax income	**8.3%**	38.5%	21.1%	32.5%	34.8%	35.3%	36.1%	36.0%	35.5%	34.0%	37.0%
Depreciation and amortization	**$ 9,405**	$ 5,994	$ 8,853	$ 9,054	$ 5,837	$ 5,670	$ 5,622	$ 5,783	$ 7,693	$ 8,455	$ 8,141
Balance sheet and other data:											
Cash	**$ 25,532**	$ 41,827	$ 44,013	$ 31,648	$ 6,269	$ 12,556	$ 7,632	$ 2,509	$ 9,227	$ 1,955	$ 1,825
Inventories	**25,695**	37,225	47,344	58,086	59,364	69,961	73,658	54,638	54,158	49,522	54,423
Current maturities of long-term debt		1,429	1,429	1,428	2,857	2,857	4,257	7,014	6,914	6,839	6,714
Working capital (excluding cash and current maturities of LT debt)	**27,237**	46,879	54,475	61,632	68,624	81,501	85,192	68,960	60,631	56,155	58,648
Total assets	**88,396**	150,462	165,871	173,731	162,678	190,488	188,888	164,203	172,485	163,003	179,206
Long-term debt including current maturities		27,857	29,286	30,714	8,571	11,428	15,685	22,700	29,614	37,053	52,169
Stockholders' equity	**61,795**	92,847	103,108	102,851	109,647	132,749	127,265	102,558	99,687	87,294	79,477
Capital expenditures	**857**	2,621	2,261	3,951	4,196	4,986	1,718	1,243	1,037	4,172	6,068
Ratio of total debt to total capitalization (7)	**0.0%**	23.1%	22.1%	23.0%	7.3%	7.9%	11.0%	18.1%	22.9%	29.8%	39.6%
Employees	**650**	1,450	1,500	1,800	2,200	2,500	2,600	2,500	2,600	3,050	3,350
Stock repurchases:											
Shares				639	1,423	1,057		1,131	317	172	1,739
Total cost				13,557	33,576	22,993		14,788	3,066	1,973	19,754
Closing stock price	**$ 3.11**	$ 10.15	$ 7.90	$ 12.00	$ 21.45	$ 23.18	$ 22.48	$ 15.75	$ 11.63	$ 11.89	$ 12.06

(1) Included in cost of sales in 2010 is $10.4 million of restructuring and related charges for a plant closure.
Included in cost of sales in 2009 is $5.2 million of restructuring and related charges for a warehouse consolidation, elimination of certain positions and write-down of inventories.
Inlcuded in cost of sales in 2008 is $5.9 million for the consolidation of two manufacturing facilities into one. Included in cost of sales in 2007 is $3.6 million for the conversion of a manufacturing facility to a warehouse operation.

(2) We recorded restructuring and related charges in 2002 of $3.5 million and $3.0 million in 2001 for a plant closure.

(3) Included in selling, general and administrative expenses in 2009 is $876 thousand of restructuring charges. Included in 2008 is $1.4 million for restructuring charges.

(4) In 2001, we recorded a $2.8 million charge to write off amounts due from a major customer.

(5) Amounts have been adjusted to reflect the reclassification of the cost to warehouse and prepare goods for shipping to customers from selling, general and administrative expenses to cost of sales to conform with current period presentation, The reclassified amounts were $3.7 million in 2009, $4.1 million in 2008, $5.0 million in 2007, $6.0 million in 2006, $6.6 million in 2005, $5.0 million in 2004, $3.4 million in 2003, $2.9 million in 2002, $3.0 million in 2001 and $3.4 million in 2000.

(6) Amounts have been retroactively adjusted to reflect the two-for-one stock split, distributed in the form of a stock dividend on June 6, 2005.

(7) Total capitalization includes total debt and shareholders' equity.

Directors, Officers and Stockholder Information

Directors and Officers

Michael P. Haley (A.C.N.)
Chairman
Managing Director, Fenway Resources

Robert G. Culp, III (A.C.N.)
Director
Chairman, Culp, Inc.

Dominic P. Dascoli (A.C.N.)
Director
Vice President & Chief Financial Officer
VF Jeanswear Limited Partnership

T. Scott McIlhenny, Jr. (A.C.N.)
Director
Principal, Northstar Travel Media, LLC

Albert Prillaman
Director

Glenn Prillaman
President and Chief Executive Officer
Director

Micah S. Goldstein
Chief Operating and Financial Officer, Secretary

Committees:
A – Audit
C – Compensation and Benefits
N – Corporate Governance and Nominating

Stockholder Information

Legal Counsel
McGuireWoods LLP
Richmond, VA 23219

Transfer Agent
Continental Stock Transfer & Trust Co.
17 Battery Place, 8th Floor
New York, NY 10004
Tel: 212-509-4000
Fax: 212-509-5150
continentalstock.com

Independent Accountants
PricewaterhouseCoopers LLP
Richmond, VA 23219

Stock Listing
NASDAQ Stock Market - GS
Symbol - **STLY**

Corporate Headquarters
Stanley Furniture Company, Inc.

1641 Fairystone Park Highway
P. O. Box 30
Stanleytown, VA 24168
Tel: 276-627-2010
Email: investor@stanleyfurniture.com

Web site
stanleyfurniture.com

Annual Meeting
April 27, 2011, 11:00 a.m.
Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
Stanleytown, VA 24168

Form 10-K, Other Investor Information
For a free copy of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission or other information about Stanley Furniture Company, please visit our Web site or e-mail: investor@stanleyfurniture.com

MISSION

Profitably offer the best products in our target segment and support them with excellent quality and service.

STRATEGY

Position our company as a wood resource in the premium priced residential market segment offering a diversified product line distributed through multiple channels.

CORE BELIEFS

Style leadership with a value orientation supported by excellent quality and service is the foundation for success.

Uncompromising integrity in all our dealings will ensure that associates, customers and suppliers are always treated with respect and fairness.

Superior profitability will assure perpetuation of the Company and the well-being of our stockholders, associates, customers and community neighbors.

Stanley

Furniture Company, Inc.












Stanley
Furniture Company, Inc.

AIRYSTONE PARK HWY · STANLEYTOWN, VA 24168
stanleyfurniture.com



Stanley
Furniture Company, Inc.

P.O. BOX 30 · 1641 FAIRYSTONE PARK HWY · STANLEYTOWN, VA 24168
stanleyfurniture.com